Exhibit 97.1

WOODWARD, INC.

CLAWBACK POLICY

As Amended and Restated effective October 2, 2023

Woodward, Inc. (the “Company”) is committed to strong corporate governance. As part of this commitment, the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”), having previously adopted a Clawback Policy initially effective as of September 13, 2016 and as amended from time to time, hereby amends and restates the Clawback Policy (this amended and restated Clawback Policy, the “Policy”), effective as of October 2, 2023 (the “Effective Date”). This Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable law by providing for the recovery of certain executive compensation in the event of an Accounting Restatement. The capitalized terms in this Policy are defined below.

The application of the Policy to Executive Officers is not discretionary and applies without regard to whether an Executive Officer was at fault, except to the limited extent provided below.

Persons Covered by the Policy

This Policy is binding and enforceable against all Executive Officers (as defined below).

The Committee may (in its discretion) require Executive Officers to sign an acknowledgement that each such Executive Officer agrees to comply with the Policy, but this Policy will be enforceable against each Executive Officer regardless of whether an acknowledgement was signed by the Executive Officer.

Administration of the Policy

The Board and the Committee each have full authority to administer this Policy. The Board and the Committee each are authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Board, in its discretion, may authorize another committee of independent members of the Board to administer the Policy, in which case all references herein to the Committee shall be deemed to include such other committee of independent directors, unless the context clearly requires otherwise. All determinations of the Board and/or Committee and any other administrator of the Policy will be final and binding on all interested persons and will be given the maximum deference permitted by law.

Compensation Covered by the Policy

This Policy applies to all Incentive-Based Compensation that is Received on or after October 2, 2023 by a person (a) after such individual became an Executive Officer, (b) who was an Executive Officer at any time during the applicable performance period for that Incentive-Based Compensation, and (c) during the Covered Period (“Clawback Eligible Incentive-Based Compensation”).

Events Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error

Exhibit 97.1

were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”); AND any Executive Officer has Received Clawback Eligible Incentive-Based Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had such Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by or on behalf of the Executive Officer (such compensation, the “Excess Compensation” (which the Nasdaq listing standards describe as erroneously awarded incentive-based compensation);

then, the Company will recover reasonably promptly the amount of such Excess Compensation in compliance with this Policy unless an exception applies under this Policy.

Determining Excess Compensation for Certain Incentive-Based Compensation

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement:

•
The amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
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The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

Exceptions to the Policy

The Company must recover the Excess Compensation in accordance with this Policy, except to the limited extent that the conditions set forth below are met and the Board and/or Committee has made a determination that recovery of the Excess Compensation would be impracticable:

A. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that prior to reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

B. Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, however, that prior to reaching this conclusion, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

C. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Defined Terms in this Policy

The capitalized terms in this Policy have the following meaning, unless clearly required otherwise by the context.

Exhibit 97.1

“Accounting Restatement” is defined in the “Events Requiring Application of the Policy” section of this Policy.

“Accounting Restatement Determination Date” means the earliest to occur of:

A.
The date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and
B.
The date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Clawback Eligible Incentive-Based Compensation” is defined in the “Compensation Covered by the Policy” section of this Policy.

“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years in accordance with Rule 10D-1 under the Exchange Act. The Company’s obligation to recover Excess Compensation (as defined below) is not dependent on if or when the restated financial statements are filed.

“Excess Compensation” is defined in the “Events Requiring Application of the Policy” section of this Policy.

“Executive Officer” means each individual who either (a) at the time of determination is designated as an “officer” of the Company in accordance with Exchange Act Rule 16a-1(f), (b) at any time prior to the time of determination was designated as an “officer” of the Company in accordance with Exchange Act Rule 16a-1(f).

“Exchange” is defined in the “Repayment of Excess Compensation” section of this Policy.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and any valid regulation or applicable guidance of general applicability thereunder.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

The following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Committee or the Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period,

Exhibit 97.1

non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Policy” means this Clawback Policy, as it may be amended from time to time.

“Received” means that the Financial Reporting Measure specified for earning an Incentive-Based Compensation award is attained in the relevant Company fiscal period, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period. As described above in “Compensation Covered by the Policy”, Incentive-Based Compensation that is Received before the Effective Date is not subject to this amended and restated Policy, although such Incentive-Based Compensation may be subject to recoupment as provided in the Company’s Clawback Policy adopted effective as of September 13, 2016 and as amended from time to time (that is, the Policy as in effect prior to this amendment and restatement).

Repayment of Excess Compensation

The Company will seek recovery of any Excess Compensation reasonably promptly, and any affected Executive Officer is required to repay such Excess Compensation. Subject to applicable law, the Company may recover such Excess Compensation by requiring the Executive Officer to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Board and/or Committee determines to be appropriate (which determinations need not be identical as to each Executive Officer), including but not limited to (a) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (b) offsetting the amount to be recovered from any compensation otherwise owed by the Company to the Executive Officer, whether earned before or after the date of the foregoing determination and whether earned pursuant to employment or under a severance, consulting or other post-employment agreement or arrangement; (c) cancelling outstanding vested or unvested equity awards (which for the avoidance of doubt may also include any time-based vesting equity awards) or appropriating the proceeds associated with their vesting or disposition; (d) requiring reimbursement of previously-paid cash Incentive-Based Compensation; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Board and/or Committee, in each case, notwithstanding any Executive Officer’s belief (whether legitimate or reasonably or not) that the Excess Compensation had been previously earned under applicable law and therefore not subject to recoupment. This Policy does not preclude the Company from taking any other action to enforce an Executive Officer’s obligations to the Company or to discipline an Executive Officer, including (without limitation) termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role.

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer and any other applicable regulatory requirements.

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s Bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), the Company will not indemnify any Executive Officer or former Executive Officer against any loss of Excess Compensation. The Company will not pay for or reimburse insurance

Exhibit 97.1

premiums for an insurance policy that covers potential recovery obligations. In the event the Company is required to recover Excess Compensation from a former Executive Officer pursuant to this Policy, the Company will be entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement the former Executive Officer may have signed.

This Policy is intended to comply with Section 10D of the Exchange Act, Rule 10D-1 under the Exchange Act, and with the listing standards of the Nasdaq stock exchange (the “Exchange”), the trading platform on which the securities of the Company primarily are listed. This Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 under the Exchange Act and with the listing standards of the Exchange, including (but not limited to) any interpretive guidance provided by the Exchange.

Other Important Information

The Board and the Committee each may amend and/or terminate this Policy from time to time. Unless otherwise determined by the Board or the Committee, this Policy will terminate upon the Company ceasing to be a listed issuer within the meaning of Section 10D of the Exchange Act.

If any provision of this Policy or the application of any such provision to any Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.